EXHIBIT 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Everett SpinCo, Inc. of our report dated July 8, 2016, with respect to the statements of net assets available for benefits of the Computer Sciences Corporation Matched Asset Plan (the Plan) as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, the related supplemental schedule of assets (held at end of year) as of December 31, 2015, and the related supplemental schedule of delinquent participant contributions for the year ended December 31, 2015, which report appears in the December 31, 2015 Annual Report on Form 11-K of the Plan.

/s/ Johnson Lambert LLP

Vienna, Virginia
March 30, 2017